[Letterhead of Crystallex]

January 19, 2007

By Hand and By EDGAR

Ms. April Sifford

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Ms. Sifford:

Re:	Responses to Comments of the Staff of the Securities and Exchange
Commission to the Form 40-F for the fiscal year ended December 31, 2005 of Crystallex International Corporation (File No. 001-14620)

This letter sets out the response of Crystallex International Corporation, a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the letter dated December 27, 2006 (the “Comment Letter”) with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2005 (the "Form 40-F"), filed with the Commission on March 31, 2006 via EDGAR. The Company will file an amendment to the Form 40-F (the "Form 40-F/A”) following the Staff's review of the responses contained in this letter.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Form 40-F for the Fiscal Year Ended December 31, 2005

Disclosure Controls and Procedures, page 1

1.	We note that you concluded that your disclosure controls and procedures were reasonably designed. Please disclose, if true, that your disclosure controls and procedures were effective.

Ms. April Sifford

Securities and Exchange Commission

January 19, 2007

As requested, the Company will revise this disclosure in the Form 40-F/A to state that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 40-F by replacing the first paragraph under the heading "Disclosure Controls and Procedures" in the Form 40-F with the following disclosure:

As of December 31, 2005, the end of the period covered by this report (the “Evaluation Date”), Crystallex International Corporation (“Crystallex”) conducted an evaluation (under the supervision and with the participation of Crystallex’s management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of Crystallex’s disclosure controls and procedures. Based on this evaluation, Crystallex’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

2.

Please revise your disclosure regarding changes in internal controls to disclose whether there have been any changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please refer to Section II.F.3 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As required by Item B.6(e) of Form 40-F, the Company will revise the disclosure in the Form 40-F/A to indicate that no changes have occurred during the period covered by the Form 40-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting by replacing the second paragraph under the heading "Disclosure Controls and Procedures" in the Form 40-F with the following disclosure:

During the period covered by this Form 40-F, there have been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Ms. April Sifford

Securities and Exchange Commission

January 19, 2007

Certification, Exhibit 31.1 and 31.2

3.

Please conform your certifications with that found in Item 601(b)31 of Regulation S-K. In this regard, remove the job titles of the certifying officers from the first line of the certification, and remove the word, "annual," in paragraphs 3, 4.a., and 4.c.

The Company will revise the certifications in response to the Staff's comment in the Form 40-F/A.

Management's Discussion and Analysis, page B-l

4.	Please expand your MD&A to discuss the reasons for the following changes in your operating results and financial position:

a)	A decrease in depletion expense from $4,869,005 in 2004 to $330,472 in 2005, and as a percentage of revenue, a decrease from 24% to 1.3%;

b)	An increase in amortization expense from 2004 to 2005;

c)	An increase in interest on debt from $548,131 in 2004 to $11,809,087 in 2005;

d)	A revision in your estimated cash flows for asset retirement obligations in 2005 of $1,095,903; and

e)	The nature of write-downs of property, plant and equipment recorded in 2004 and 2003, addressing the property the impairments are related to and any expectations of future impairment.

The Company acknowledges the Staff's comments but requests that it not be required to amend its MD&A disclosure for the year ended December 31, 2005 at this time. Given that the Company has recently completed its fiscal year ended December 31, 2006, the Company instead proposes to expand its MD&A disclosure as requested for all three of the years presented in connection with its Annual Report on Form 40-F that will be filed for the year ended December 31, 2006.

However, for the Staff's information, the Company has provided the following explanations for the changes in operating results and financial position identified in the Staff's comment above:

Ms. April Sifford

Securities and Exchange Commission

January 19, 2007

a)

Depletion expense decreased from $4,869,005 in 2004 to $330,472 in 2005, and as a percentage of revenue, decreased from 24% to 1.3%. This decrease was predominately due to the impairment write-down of the carrying value of the Tomi concession properties in December 2004.

b)

Amortization expense increased in 2005 compared to 2004. This increase was due to the decision to, commencing in January 2005, amortize the remaining carrying value of the Revemin mill over a two year time period to reflect the two year estimated life of reserves to be processed at the mill. In 2004 the mill was being amortized over a five year time period.

c)

Interest on debt increased from $548,131 in 2004 to $11,809,087 in 2005. The increase is due to the Senior $100 million notes issued in December 2004 and Series 2 Notes payable of C$10 million issued in September 2005.

d)

The estimate of future cash flows required for asset retirement obligations was reduced by approximately $1.1 million during 2005. This reduction was mainly as a result of a reduction in the estimate of the surface area of the Company’s Lo Increible properties that will require rehabilitation.

e)

In 2004, the Company incurred write-downs of mineral properties and plant and equipment of $32.0 million. Mineral property write-downs of $18.1 million included the Albino concession ($10.4 million) Tomi Concession ($3.6 million) and three exploration properties ($4.1 million). Plant and equipment was written-down by $13.8 million to adjust the carrying value of the Revemin mill to reflect the two year estimated life of reserves to be processed at the mill. The reserves are located on the Tomi and La Victoria properties.

The Company had planned to develop a small underground mine on the Albino concession. On February 25, 2005, the Company announced that the Ministry of Energy and Mines ("MEM") had terminated the Company’s Albino rights. The decision was based upon a review by the MEM of properties that are perceived to be inactive or non-compliant. The decision was appealed by the Company. However, due to the uncertainty of the outcome of the appeal, the Company wrote down the carrying value of its investment in the Albino concession to nil in December 2004.

In 2003, the Company incurred mineral property write-downs of $17.5 million. The Company’s La Victoria property accounted for $14.3 million of the total mineral property write-down. The La Victoria deposit contains

Ms. April Sifford

Securities and Exchange Commission

January 19, 2007

a significant quantity of sulphide refractory ore, which resulted in low gold recoveries when processed at the Company’s Revemin mill, which is a conventional cyanide-in-leach plant. The production of ore was suspended at La Victoria and the Company assessed the viability of treating the refractory ore in a Bio-Oxidation circuit prior to cyanide leaching. Management subsequently concluded that the undiscounted cash flows from La Victoria, including capital estimates for a new Bio-Oxidation plant, would be insufficient to recover the carrying value of the property. In accordance with Canadian GAAP, the Company wrote-down the value of the La Victoria property by $14.3 million, reducing the carrying value to nil.

The $3.2 million balance of the 2003 mineral property write-downs was related to various exploration properties, principally the Santa Elena property in Venezuela. The Company concluded that these exploration properties did not have potential to develop into operating mines.

The write-downs in 2003 and 2004 were principally related to the main mining properties (La Victoria and Tomi) that supplied ore to the Revemin mill and a portion of the write-down was directly related to the Revemin mill. At December 31, 2005, the carrying value of La Victoria was nil and Tomi and Revemin each had carrying values of less than $1 million. Management does not anticipate making further write-downs to these properties or to the Revemin mill.

Consolidated Statements of Shareholders' Equity, page A-4

5.

We note that you increased shareholders' equity for $3,957,285 in 2004 to record the proceeds from orderly disposition of shares. Please describe to us in detail the terms of the orderly disposition of shares, and tell us how you accounted for this agreement under U.S. GAAP. In your response, cite the specific accounting literature that you relied upon in determining the proper accounting treatment under U.S. GAAP.

The Company had an outstanding loan with the Standard Bank London (“SBL”) for $12,037,389. The primary source of cash to be used to repay the loan was generated from the sale of shares issued to SBL by the Company which were ultimately sold by SBL in the market to third parties. During the term of the loan, shares were issued from treasury to SBL and, pursuant to the Orderly Disposition Agreement (“ODA”) between the Company and SBL, the shares were sold by SBL to third parties throughout the repayment term of the loan. The proceeds from the sales were tracked by SBL and retained in a trust account until all proceeds from the share sales were received. The ODA limited the number of

Ms. April Sifford

Securities and Exchange Commission

January 19, 2007

shares which could be sold on any day and further specified that the Company was either (i) required to issue cash or additional shares for any shortage between the loan principal amount and interest and the total proceeds on the sale of the shares or (ii) was entitled to receive any proceeds from the sale of the shares in excess of the loan principal amount. Management concluded that the SBL loan was not legally extinguished until all of the shares were ultimately disposed of by SBL in the open market. The sale of the shares was completed in May 2004 and the cumulative proceeds from the sale of the shares exceeded the loan principal amount by $3,957,285 which was applied against other obligations to SBL and recorded as an adjustment to common share capital as this was when the cumulative excess proceed amount was known. As the settlement of the loan was dependent on the amount and timing of the proceeds received upon the ultimate disposal of the shares by SBL, the Company viewed this transaction as being similar to share settled debt in which SBL had a priority interest in the proceeds from the sale of the Company's shares to third parties and the Company had the right to the residual proceeds at the completion of the sale process. The Company determined that these excess proceeds represented additional proceeds from the issuance of shares and due to the uncertainty about the amount the Company expected to receive for the excess proceeds, if any, the Company did not account for these proceeds until the completion of the orderly disposition process.

The more detailed terms of the applicable agreements are set forth below:

•	In 1998, the Company entered into an agreement with SBL in connection with the Company's purchase of Minera San Gregorio, SA in Uruguay.

•

On May 17, 1999, the Company entered into a Loan Repayment Rights agreement (“LRR”) with SBL. The purpose of the LRR was to establish the guidelines by which the outstanding loan from SBL could be repaid, including the ability of the Company to settle a portion of the outstanding loan by issuing common shares of the Company to SBL.

•

The agreement stated that in circumstances where SBL notified the Company of its intent to dispose of the shares, the loan to SBL would be credited with a repayment equal to the amount actually realized (net of commissions) on the sale of the shares.

•

On November 15, 2001, the Company entered into the Orderly Disposition Agreement with SBL whereby SBL agreed not to sell the shares of the Company that it had obtained in large blocks but instead agreed to dispose of the shares in an orderly fashion over time. SBL had possession of these shares and had control of all of the proceeds from the sale of these shares.

Ms. April Sifford

Securities and Exchange Commission

January 19, 2007

The shares were to be sold on a first in first out basis. SBL would apply the proceeds from the sale against the obligations of the Company under the loan.

•

If upon the final disposition of the shares by SBL, the total proceeds received by SBL were less than the original amounts owing under the loan, the Company would be required to pay SBL this deficit in either cash or shares.

•

If upon the sale of all shares, the total proceeds exceeded the obligation, SBL would retain any aggregate sale proceeds in excess of the issue price of shares and certain agreed interest (excess proceeds) in cash and apply the excess proceeds against any other obligations owing to SBL by the Company. The excess proceeds or shortfall could only be determined and applied when all shares subject to the ODA had been disposed. SBL considered any shares of which they had possession but were not sold as collateral against amounts owing.

•	In accordance with the ODA, the sale of shares was to be effected through a 3rd party agent. The agent was required to sell as many shares as it could up to a specified maximum per day.

•	During the period June 2001 through 2003, the Company issued, in total, approximately 8,000,000 of its common shares to SBL as settlement of its outstanding loan.

•

SBL sold the last block of these shares by the end of May, 2004. On that date, it calculated cumulative excess proceeds from the sale of all of the shares of $3,957,285. The Company and SBL agreed to apply the excess proceeds against outstanding commodity contract obligations that the Company had with SBL.

•

The Company accounted for the application of excess proceeds as a reduction in other liabilities owing to SBL and as an increase in share capital for an equal and offsetting amount. This accounting treatment was considered appropriate as the increase in share capital for the excess proceeds represented additional, contingent proceeds to the Company from the issuance of the additional shares that were not necessary to settle the loan.

Please note that this description is consistent with the Company's letter to the Commission dated April 12, 2005 addressed to H. Roger Schwall which discussed the terms and accounting for the ODA1.

___________________

1                     The Company filed the ODA as Exhibit 4.10 to its Annual Report on Form 20-F for its year ended December 31, 2001.

Ms. April Sifford

Securities and Exchange Commission

January 19, 2007

The Company's technical analysis primarily focused on:

•

FAS 140 – Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities in determining the timing of when the loan should be derecognized. Paragraph 16 of FAS 140 states that a liability has been extinguished if “the debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services ....” Under the repayment terms on the distribution of shares as repayment of the loan obligation, as covered under the LRR, the Company’s obligation was only extinguished when the shares issued to SBL were sold in a market transaction. It was only at that point in time that the value of the shares was ultimately determined and the loan considered repaid. As such, this supports the treatment of the excess proceeds as equity, representing deferred proceeds, on the final disposal of all the shares and not as a gain on loan extinguishment.

•

This accounting is consistent with the treatment of the settlement of convertible debt through the issuance of shares. For example, EITF 85-17 indicates that upon conversion, the net carrying amount of the debt is a credit to the capital of the enterprise.

21. Differences Between Canadian and United States Generally Accepted Accounting Principles, page A-35

Statement of Operations, page A-37

6.

Please explain why the adjustment to mineral properties, as discussed in note (a), has fluctuated significantly during 2003, 2004 and 2005. In your response, please specifically address why the adjustment to 2004 results in a reduction of net loss under Canadian GAAP.

In reconciling net loss for the year between Canadian GAAP and U.S. GAAP, the adjustment to mineral properties fluctuated significantly during 2003, 2004 and 2005 for the following reasons:

1.            A component of the 2003 adjustment included expenditures of approximately $11.0 million associated with the Company's Las Cristinas project. As the final feasibility study for this project was not approved until March 2004, all expenditures associated with this project in 2003 were capitalized for Canadian GAAP but were expensed as incurred for U.S. GAAP.

Ms. April Sifford

Securities and Exchange Commission

January 19, 2007

The U.S. GAAP adjustment was offset mainly by the impairment write-downs in 2003 for Canadian GAAP of the Company's El Callao, Santa Elena, San Miguel and Carabobo concessions. Approximately $7.6 million of the $17.5 million write-down for Canadian GAAP had already been expensed for U.S. GAAP in earlier years.

2.            The 2004 adjustment to mineral properties resulted in a reduction of the net loss when reconciling from the net loss for the year per Canadian GAAP to the net loss for the year per U.S. GAAP. This was predominately due to the impairment write-down of the Company's Tomi and Albino concessions for Canadian GAAP. As at December 31, 2003 approximately $7.9 million of cumulative expenditures associated with these two concessions had been capitalized for Canadian GAAP, but already expensed for U.S. GAAP in earlier years. Accordingly, the write-down of these properties in 2004 for Canadian GAAP resulted in a reduction in the net loss for US GAAP since a significant component ($7.9 million) of the mineral properties write-down of $18.1 million for Canadian GAAP had previously been expensed for U.S. GAAP. Accordingly this amount ($7.9 million) was a reduction in net loss when reconciling from Canadian GAAP to U.S. GAAP.

This adjustment was only partially offset by the adjustment for 2004 Las Cristinas project expenditures of $2.7 million. Under Canadian GAAP all expenditures on this project in 2004 were capitalized. However, as the final feasibility study for the Las Cristinas project was approved in March 2004, expenditures incurred up to March 2004 of $2.7 million were expensed as incurred for U.S. GAAP with the balance of 2004 expenditures (with exception of travel costs) capitalized for U.S. GAAP.

3.            The only adjustment to mineral properties in 2005 related to travel costs associated with the Las Cristinas project. These costs were included as capital expenditures for Canadian GAAP but expensed for U.S. GAAP.

Ms. April Sifford

Securities and Exchange Commission

January 19, 2007

                In connection with this response letter, the Company hereby confirms and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff. Please telephone the undersigned at 416-203-2448 if you have any questions or need additional information.

Yours very truly,

/s/ DAN HAMILTON

Dan Hamilton

Chief Financial Officer

cc:	Ryan Milne (Securities and Exchange Commission)
Shannon Buskirk (Securities and Exchange Commission)
Eric Spindel (Skadden, Arps, Slate, Meagher & Flom LLP)
Deloitte & Touche LLP